Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made solely by the Offer to Purchase, dated February 28, 2012, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of FBL Financial Group, Inc. by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for
Not More Than $140,000,000 in Cash

by

of

its Class A Common Stock

at a Purchase Price Not Greater Than $35.00

Nor Less Than $33.00 Per Share

FBL Financial Group, Inc., an Iowa corporation (the “Company”), is offering to purchase for cash up to $140,000,000 of its Class A Common Stock, without par value (the “Shares”), pursuant to (1) auction tenders at prices specified by the tendering shareholders of not greater than $35.00 nor less than $33.00 per Share (“Auction Tenders”), or (2) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 27, 2012, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer and the Share Repurchase (as defined below) are part of the Company’s previously announced $200,000,000 share repurchase program. The Offer is not conditioned upon obtaining financing or any minimum number of Shares being tendered.  The Offer is, however, subject to number of other terms and conditions as specified in the Offer to Purchase.

While the Company’s Board of Directors, including a Special Committee thereof composed of three independent directors, has authorized the Offer, it has not, nor has the Special Committee, the Company, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary (as defined below) made, or is making, any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which shareholders may choose to tender their Shares.  Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered.  In doing so, shareholders should read carefully the information in or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer.  Shareholders are urged to discuss their decision with their tax advisor, financial advisor and/or broker.

Certain of our directors and executive officers and Farm Bureau Property & Casualty Insurance Company and Western Agricultural Insurance Company, managed affiliates of the Company, have informed us that they intend to tender a portion of their Shares in the Offer. For the persons and entities that do intend to tender, the amount of Shares tendered will depend on their specific facts and circumstances. The Offer will increase the proportional holdings of any shareholder that does not tender its Shares into the Offer. A decision to tender Shares into the Offer is dependent on market and other factors, and is subject to change.

On February 26, 2012, the Company entered into a repurchase agreement (the “Repurchase Agreement”) with Iowa Farm Bureau Federation (“IFBF”), the majority shareholder of the Company, pursuant to which the Company agreed to purchase up to an aggregate of 1,000,000 Shares (the “Share Repurchase”) from IFBF at the Purchase Price (as defined below).  The Share Repurchase is scheduled to close on the eleventh business day following the expiration of the Offer.  The aggregate number of Shares to be repurchased under the Repurchase Agreement will be proportionately reduced in the event that the Company purchases less than the maximum number of Shares that it is able to purchase at the Purchase Price pursuant to the terms of the Offer.  The transactions contemplated by the Repurchase Agreement are conditioned upon, among other matters, the Company purchasing Shares in the Offer in accordance with the Offer to Purchase.

Odd Lot Holders (as defined in the Offer to Purchase) who hold Shares registered in their names and tender their Shares directly to Computershare Shareowners Services LLC (the “Depositary”) and whose Shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their Shares.  However, if a shareholder owns Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Shares on the shareholder’s behalf, the nominee may charge the shareholder a fee for doing so.  Shareholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender Shares must specify (1) whether Shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not greater than $35.00 nor less than $33.00 per Share (in increments of $0.25), at which they are willing to sell their Shares to the Company in the Offer.  Promptly after the Expiration Date, assuming the conditions of the Offer have been satisfied or waived, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”) (which will be not more than $35.00 and not less than $33.00 per Share) that it will pay, subject to proration, for Shares properly tendered pursuant to the Offer and not properly withdrawn, and accepted for purchase, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering Shares pursuant to Auction Tenders.  Shares properly tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $33.00 per Share for purposes of determining the Purchase Price (which is the minimum price per Share pursuant to the Offer). The Purchase Price will be the lowest price per Share of not more than $35.00 and not less than $33.00 per Share at which Shares have been properly tendered or have been deemed to be tendered pursuant to the Offer that will enable the Company to purchase the maximum number of Shares properly tendered pursuant to the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $140,000,000.  All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price.  However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares the Company seeks are properly tendered and not properly withdrawn. Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

As of February 24, 2012, there were 29,522,246 Shares issued and outstanding. The maximum of 4,242,424 Shares that the Company is offering to purchase pursuant to the Offer represents approximately 14.4% of the total number of Shares issued and outstanding as of February 24, 2012. Assuming the Offer is fully subscribed, the minimum of 4,000,000 Shares that the Company is offering to purchase pursuant to the Offer represents approximately 13.5% of the total number of Shares issued and outstanding as of February 24, 2012.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $140,000,000, the Company will purchase Shares:

•                  First, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price, and do not properly withdraw them before the Expiration Date;

•                  Second, from all other shareholders who properly tender Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased Shares resulting in an aggregate purchase price of $140,000,000; and

•                  Third, only if necessary to permit the Company to purchase Shares resulting in an aggregate purchase price of $140,000,000, from holders who properly tender Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares before the Expiration Date.

Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives its oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.  Any shareholder who wishes to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are being tendered.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering shareholder at DTC, in each case without expense to the shareholder.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Shares properly tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless the Company has already accepted tendered Shares for payment, shareholders may withdraw their properly tendered Shares at any time after 12:01 a.m., New York City time, on April 28, 2012.  Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable.  For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares.  A shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price.  If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering shareholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution.  If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion and will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Company’s determinations are challenged by shareholders.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash from us in exchange for the Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. The receipt of cash for your tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a distribution in respect of stock from the Company. All shareholders should review the discussion in Sections 3 and 14 of the Offer to Purchase regarding certain U.S. federal income tax consequences and consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Offer.  The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to Innisfree M&A Incorporated (the “Information Agent”) or Raymond James & Associates, Inc. (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below.  Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below.  The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense.  Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Computershare Shareowner Services LLC

By First Class Mail:	By Registered, Certified or
Express Mail, Overnight Courier or by Hand:

Computershare Shareowner Services LLC	Computershare Shareowner Services LLC
Attn: Corporate Actions Dept.	Attn: Corporate Actions Dept.
P.O. Box 3301	480 Washington Boulevard — Mail Drop Reorg
South Hackensack, New Jersey 07606	Jersey City, New Jersey 07310

By Facsimile Transmission (Eligible Institutions Only):
(201) 680-4626

Confirm Facsimile Transmission:
(201) 680-4860

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (877) 717-3922

Banks and Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

Call:  (727) 567-2092

Call Toll Free:  (866) 326-3863

February 28, 2012